                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               __________________

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                       and

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               __________________

                                U.S. INTEC, INC.
                            (Name of Subject Company)
                               __________________

                             USI ACQUISITION COMPANY
                                G-I HOLDINGS INC.
                                    (Bidders)
                                ________________

                          Common Stock, $.02 par value
                         (Title of Class of Securities)

                                   912084-10-0
                         (CUSIP Number of Common Stock)
                                 ______________

                             Mark A. Buckstein, Esq.
                  Executive Vice President and General Counsel
                                 GAF Corporation
                                 1361 Alps Road
                             Wayne, New Jersey 07470
                                 (201) 628-3000
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                                 ______________

                                    Copy to:

                             Stephen E. Jacobs, Esq.
                             Weil, Gotshal & Manges
                                767 Fifth Avenue
                            New York, New York 10153
                                ________________

                                 October 5, 1995
         (Date of Event which Requires Filing Statement on Schedule 13D)

               This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Commission on September 21, 1995 (as amended hereby, the "Schedule 14D-1") by USI Acquisition Company, a Texas corporation ("Purchaser") and G-I Holdings Inc., a Delaware corporation and the direct parent of Purchaser ("Parent"), relating to the tender offer to purchase all of the outstanding shares of common stock, $.02 par value (the "Shares"), of U.S. Intec, Inc., a Texas corporation (the "Company"), at $9.05 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 21, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), filed as Exhibits
     (a)(1) and (a)(2), respectively, to the Schedule 14D-1.

               This Amendment No. 1 also amends and supplements the Statement on Schedule 13D filed with the Commission on September 21, 1995 by Purchaser, Parent, GAF and Samuel J. Heyman, with respect to the acquisition by Parent pursuant to the Shareholders Agreement of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the Shares held by the Selling Shareholders.

               The item numbers, captions and responses set forth below are in accordance with the requirements of Schedule 14D-1. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Offer to Purchase and the Schedule 14D-1.

     ITEM 10.  ADDITIONAL INFORMATION.

               (c) As set forth in GAF's press release dated October 6, 1995, which is filed as Exhibit (a)(8) hereto and the full text of which is incorporated herein by reference, on October 5, 1995 the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired without any request for additional information or documentary materials from any governmental authorities.



































     NYFS01...:\01\47201\0024\2114\AMD9265S.540

     ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

       (a)(1)  Offer to Purchase, dated September 21, 1995.*

       (a)(2)  Letter of Transmittal.*

       (a)(3)  Notice of Guaranteed Delivery.*

       (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

       (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

       (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

       (a)(7)  Text of Press Release, dated September 21, 1995.*

       (a)(8)  Text of Press Release, dated October 6, 1995.

       (b)     None.

       (c)(1) Agreement and Plan of Merger, dated as of September 15, 1995, among Parent, Purchaser and the Company.*

       (c)(2) Shareholders Agreement, dated as of September 14, 1995, among Parent, Purchaser and the Selling Shareholders.*

       (c)(3) Schedule 13D Joint Filing Agreement, dated September 21, 1995, among Parent, Purchaser, GAF and Mr. Heyman.*

       (d)     None.

       (e)     Not applicable.

       (f)     None.


























          *  Previously filed with the Commission.

                                    SIGNATURE


               After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  October 6, 1995


                              USI ACQUISITION COMPANY



                              By: /s/ James P. Rogers
                                  -----------------------------
                                   Name: James P. Rogers
                                   Title: Senior Vice-President



                              G-I HOLDINGS, INC.



                              By: /s/ James P. Rogers
                                  -----------------------------
                                   Name: James P. Rogers
                                   Title: Senior Vice-President



                              GAF CORPORATION


                              By: /s/ James P. Rogers
                                  -----------------------------
                                   Name: James P. Rogers
                                   Title: Senior Vice-President


                                  /s/ Samuel J. Heyman
                                  ------------------------------
                                   Samuel J. Heyman, Individually

                                  EXHIBIT INDEX

     EXHIBIT  NO.
     ------------

     (a)(1)    Offer to Purchase, dated
               September 21, 1995.*

     (a)(2)    Letter of Transmittal.*

     (a)(3)    Notice of Guaranteed Delivery.*

     (a)(4)    Letter to Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees.*

     (a)(5)    Letter to Clients for use by Brokers,
               Dealers, Commercial Banks, Trust
               Companies and Other Nominees.*

     (a)(6)    Guidelines for Certification of
               Taxpayer Identification Number on
               Substitute Form W-9.*

     (a)(7)    Text of Press Release, dated September 21, 1995.*

     (a)(8)    Text of Press Release, dated October 6, 1995.

     (b)       None.

     (c)(1)    Agreement and Plan of Merger, dated
               as of September 15, 1995, among Parent,
               Purchaser and the Company.*

     (c)(2)    Shareholders Agreement, dated as of
               September 14, 1995, among Parent,
               Purchaser and the Selling Shareholders.*

     (c)(3)    Schedule 13D Joint Filing Agreement,
               dated September 21, 1995, among Parent,
               Purchaser, GAF and Mr. Heyman.*

     (d)       None.

     (e)       Not applicable.

     (f)       None.

















          *  Previously filed with the Commission.